EXHIBIT 99.1

04/CAT/03

FOR IMMEDIATE RELEASE

12.30 GMT, 07:30 EST Friday 30 January 2004

For further information contact:

Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate
Communications

Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 20 7067 0700
Kevin Smith
Rachel Lankester

BMC Communications/The Trout Group (USA)
 Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
2004 ANNUAL GENERAL MEETING STATEMENT

Cambridge, UK… At the Annual General Meeting of Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ: CATG) being held today, Professor Peter Garland, Chairman, will make the following opening remarks:

“Since our report to shareholders, we have continued to build on the achievements of last year. In December we restructured our agreement with Amgen, with Amgen taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Amgen and covered by an earlier collaboration agreement between CAT and Immunex. In return, CAT will receive from Amgen an initial fee and potential milestone payments and royalties on future sales. This agreement allows us to focus our investment on a number of core programmes, while retaining significant interest in the success of the two antibody candidates.”

“Earlier this month, we announced the completion of enrolment in our Phase III pivotal international clinical trial of TrabioTM in patients undergoing first time surgery for glaucoma.

Data from this trial are expected in early 2005.”

“Also in January, we extended our manufacturing agreement with Lonza, confirming that Lonza will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006. This ensures supplies of antibodies for our own programmes, as well as increasing the breadth of capabilities we can offer to collaborators.”

“Following the approval for marketing of HUMIRATM, the first CAT-derived drug, in the US and Europe as a treatment for rheumatoid arthritis, Abbott has reported worldwide sales of

$280 million for 2003. Based on this, Abbott is projecting worldwide sales of HUMIRA in 2004 of over $700 million.”

“Human Genome Sciences has announced that it has begun enrolling patients in a Phase II clinical trial of LymphoStat-BTM to evaluate safety, optimal dosing and efficacy in patients with rheumatoid arthritis. This is in addition to an ongoing Phase II clinical trial of LymphoStat-B in patients with systemic lupus erythematosus.”

“Finally, as you will have read in the Annual Report and Accounts, I will be retiring from the Board of CAT after this meeting. I have been on the Board of CAT since its formation in 1990, and Chairman since 1995. I have had the privilege and pleasure of working with my many colleagues in the building of an exceptional company, outstanding in its field and I wish to express my deep gratitude to all my colleagues at CAT, our advisors and our shareholders for their support during my term as Chairman. I am delighted to be succeeded by Dr Paul Nicholson. Paul has been on our Board since 1999 and has recently served as Senior Independent Director. He will bring considerable talent, vision and experience to the Chair. I wish him, and the company, every success.”

Dr Paul Nicholson, who will become Chairman at the conclusion of the AGM, will make the following remarks:

“I am honoured to follow Peter Garland as Chairman of CAT.”

“CAT is a company with a strong scientific foundation, broadly applicable technology and a clear vision for its future evolution as a product-based biopharmaceutical company. We expect the core of our future value to come from products we develop, in which we invest and in which we have a substantial economic interest. Outside our core areas of product development we will license our technology and skills to others, which will help to balance the risks to our business. There is a rapidly growing market for antibody therapeutics in which we intend to participate actively and to be amongst those leading expansion in the industry. CAT is committed to operating at the highest standards, whether they be ethical, scientific or of corporate governance.”

“I look forward to chairing the Board as CAT strives to meet its ambitious goals”.

-ENDS-

Notes to Editors

Cambridge Antibody Technology (CAT):

·

CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.

·

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.

·	Three CAT human therapeutic antibody products are now in clinical development, with two further product candidates in pre-clinical development.
·

HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.

·	Five further licensed CAT-derived human therapeutic antibodies in clinical development, with three further licensed product candidates in pre-clinical development.
·

CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amrad, Elan and Genzyme.

·	CAT has also licensed its proprietary technologies to several companies. CAT’s licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
·	CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.